HSBC USA INC.

Enhanced Market Participation Note

Linked to Berkshire Hathaway Inc. Class B Common Stock

Filed Pursuant to Rule 433
Registration No. 333-133007
February 4, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	2 Year Enhanced Market Participation Notes
Issuer Rating	AA- (S&P), Aa3 (Moody's)[1]
Trade Date	February 20, 2009
Settlement Date	February 25, 2009
Final Valuation Date	February 22, 2011
Maturity Date	February 25, 2011
Issue Price	$1,000 per Note (100.00%)
Reference Asset (Ticker)	Berkshire Hathaway Inc. Class B Common Stock ("BRK/B")
Cash Settlement Value	Investors will receive a cash payment at maturity that is based on the final return: ▪ If the final return is positive, you will receive (1) the principal amount plus (2) the product of the principal amount multiplied by the lesser of (i) the maximum cap and (ii) the final return multiplied by the upside participation rate; ▪ If the final return is between 0% and -10%, inclusive, you will receive your full principal amount; ▪ If the final return is below -10%, you will lose 1% of your principal for each percentage point that the final return is below -10%.
Final Return	$\frac{\text{Ending Value - Starting Value}}{\text{Starting Value}}$
Upside Participation Rate	200%
Maximum Cap	[25-30%] (to be determined on the Trade Date)
Starting Value	The official closing value of the reference asset on the trade date.
Ending Value	The official closing value of the reference asset on the final valuation date.
CUSIP	4042K0UY9

1 A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The Enhanced Market Participation Notes provide enhanced exposure to potential appreciation in the reference asset, subject to a maximum return equal to the maximum cap, as well as partial principal protection at maturity. These notes are designed for investors that seek to enhance returns of the reference asset while receiving principal protection against loss for the first 10.00% decline in the price of the reference asset. The partial principal protection feature applies only if the notes are held to maturity and is subject to the creditworthiness of the Issuer.

Highlights

- *Enhanced Growth Potential:* Investors receive 200% upside participation in the performance of Berkshire Hathaway Inc. Class B Common Stock, subject to a maximum cap.
- *Partial Principal Protection:* If held to maturity, you will not experience any loss associated with the first 10% decline in the price of the reference asset during the term of the notes.
- *Diversification:* Berkshire Hathaway is a holding company whose subsidiaries engage in a variety of businesses including insurance, media, retail, and aviation training.

Maturity Scenarios

Basket Return	Examples Assume 27% Max Cap	Notes Return
30%	Return x 200% Subject to 27% max cap	27%
15%	Return x 200% Subject to 27% max cap	27%
10%	Return x 200% Subject to 27% max cap	20%
-10%	Principal Protection for Declines up to 10%	0%
-25%	1:1 loss beyond -10%	-15%

The world's local bank

10 Year Historical Month-End Price Performance of BRK/B



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

Description of Berkshire Hathaway Inc.

Berkshire Hathaway Inc. is a holding company owning subsidiaries in a variety of business sectors. The Company's principal operations are insurance business conducted nationwide on a primary basis and worldwide on a reinsurance basis. Berkshire's other operations include The Buffalo News, aviation training, and retail furniture businesses, as well as shoe, candy, and rug manufacturing.

Source: Bloomberg Professional® Service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the price of the reference asset will increase moderately – meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.
- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10.00%.
- You are willing to invest in the notes given that the return on the notes (as magnified by the upside participation rate) is subject to the maximum cap.
- You do not seek current income from the notes.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

- You believe the price of the reference asset will decrease over the term of the notes or you believe the product of the final return of the reference asset multiplied by the upside participation rate will be greater than the maximum cap.
- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10.00%.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns of fixed income investments with comparable maturities issued by HSBC or another user with a similar credit rating.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to 90% of your initial investment.
- Your gain on the notes at maturity, if any, may not reflect the full performance of the reference asset.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes is linked to the performance of a common stock traded on the NYSE, and may be positive or negative.
- Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the price of the reference asset may affect whether or not you receive your full principal at maturity.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007, the product supplement dated November 6, 2008 and the free writing prospectus dated January 30, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-4 of the product supplement and page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, product supplement and a prospectus addendum) and a second free writing prospectus with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, product supplement, prospectus supplement and free writing prospectus if you request them by calling toll-free 1 888 800 4722.
You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409004495/v138376_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.